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FEB 29 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/15 and ending 12/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CFA Financial, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
630 South Orange, Suite 200-D
(No. and Street)

Sarasota	FL	34236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Charles Moore (941) 960-2046
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Timothy McCarthy**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of CFA Financial, LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature 01/18/2016

Chief Compliance Officer
Title

Notary Public


OFFICIAL SEAL
DEBRA M CLAMAGE
Notary Public - State of Illinois
My Commission Expires Apr 9, 2019

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
CFA Financial, LLC

We have audited the accompanying statement of financial condition of CFA Financial, LLC (the Company) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CFA Financial, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 19, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

CFA FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$ 26,900
TOTAL ASSETS	$ 26,900

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accrued expenses	$ 42
TOTAL LIABILITIES	$ 42
Members' equity	$ 26,858
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 26,900

The accompanying notes are an integral part of this financial statement.

CFA FINANCIAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2015

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business – CFA Financial, LLC ("CFA") was formed as a limited liability company in the State of Illinois on March 5, 2010. CFA is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and various states; in this capacity, it provides investment related services such as consultation and research. The Company also provides placement agent services.

Management Estimates and Assumptions - The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Receivables from Clients and Allowances for Uncollectible Accounts - Receivables from clients are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. There were no receivables as of December 31, 2015.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Revenue Recognition- Service income is based on consulting agreements to provide consultation and research services to clients. The service income is generally recognized quarterly in accordance with the terms of the executed agreement. Placement agent fees are earned by the Company for providing investment related services. This income is recognized in accordance with the terms of the related services agreement.

Income Taxes - The Company is a limited liability company owned by individuals. The Company is treated as a partnership for federal and state income tax purposes. As such, members of the Company are taxed individually on their proportionate share of the Company's federal and state taxable income which is allocated among the members in accordance with the Company's operating agreement. Therefore, no provision for federal income taxes has been included in the accompanying financial statements. The Company may be subject to various state and local income tax. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service or other tax authorities, generally for three years after the tax returns are filed; however, there are currently no audits for any tax periods in progress.

Concentrations of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit.

NOTE 2 – RELATED PARTY TRANSACTIONS

CFA has an agreement with Coleridge, Frost & Associates, Inc. ("Coleridge"), whereby Coleridge, which is 100% owned by Charles Moore, who also owns 75% of CFA, has agreed to share expenses when required. All expenses incurred by CFA have been guaranteed by Coleridge.

CFA FINANCIAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2015

NOTE 3 – CONCENTRATION OF CUSTOMERS

Three customers account for 89% of revenue for the year ended December 31, 2015.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company's net capital and required net capital were $26,858 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.2%.

NOTE 5 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate
outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

CFA FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015